FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February, 2010

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement which will be published in Brazil on
26 February 2010 by HSBC Seguros (Brasil) S. A., a 98.05 per cent directly held subsidiary of HSBC Bank Brasil S. A.

26 February 2010

HSBC SEGUROS (BRASIL) S.A.
2009 ANNUAL RESULTS - HIGHLIGHTS

·
Net profit after tax for the year ended 31 December 2009 was BRL 261 million, down BRL150 million, or 36.5 per cent, compared to BRL411 million in 2008. Excluding the benefit from the recognition of a tax credit in 2008, net profit increased BRL12 million, or 4.8 per cent*.

·
Profit before tax for the year ended 31 December 2009 was BRL434 million, down BRL236 million, or 35.2 per cent, compared to BRL670 million in 2008. Excluding the effect of the tax credit recognised in 2008, profit before tax increased BRL34 million, or 8.5 per cent*.

·
Earned premiums for the year ended 31 December 2009 were BRL711 million, an increase of BRL53 million, or 8.1 per cent, compared to BRL658 million in 2008.

·
Insurance claims for the year ended 31 December 2009 were BRL225 million, an increase of BRL13 million, or 6.1 per cent, compared to BRL212 million in 2008.

·
Operational expenses for the year ended 31 December 2009 were BRL368 million, up BRL203 million, or 123.0 per cent compared to BRL165 million in 2008. Excluding the effect of the tax credit recognised in 2008, operating expenses increased BRL31 million, or 9.2 per cent*.

·
Technical reserves as at 31 December 2009 were BRL7,592 million, up BRL1,982 million, or 35.3 per cent compared to BRL5,610 million as at 31 December 2008.

·
Total assets as at 31 December 2009 were BRL 9,399 million, up BRL2,176 million, or 30.1 per cent compared to BRL 7,223 million as at 31 December 2008.

·
Return on average shareholders' equity of 18.8 per cent in 2009 (38.0 per cent in 2008). 'Normalized' return on average shareholders' equity in 2008 (excluding the effect of the tax credit) was 22.1 per cent.

* In 2008, HSBC Seguros (Brasil) S.A. recognized a tax credit following a court ruling granting the right to recover excess taxes paid on insurance transactions and changes in transactional tax legislation.  The net benefit was BRL162 million in which BRL172 million was recognised in administrative expenses (as a reversal), BRL98 million recognised in investment income and BRL(108) million recognised in income tax expense.

The financial statements have been prepared and presented in accordance with the provisions of the Corporate Laws 6.404/76 and 11.638/07, which require adherence to Brazilian GAAP (generally accepted accounting principles), and have been audited by KPMG.

HSBC Seguros (Brasil) S. A. is required to file financial information half-yearly. The filing deadline established by the local regulator (Superintendency of Private Insurance - SUSEP) for 2010 is the 26th February. Given that the financial information will be available in the public domain, HSBC has elected to file this release.

The financial statements of HSBC Seguros (Brasil) S. A. are presented on a consolidated basis comprising the following subsidiaries:

HSBC Vida e Previdência (Brasil) S. A.;
HSBC Empresa de Capitalização (Brasil) S. A.; and
HSBC Capitalização (Brasil) S. A.

Figures are stated solely in Brazilian reais (BRL).

Media enquiries to:

Antonio Carlos Seidl	Roberto Tadeu Carneiro	Alcides Ferreira Filho
Senior Press Officer	CFO Insurance Brasil	CAO HSBC Brasil
+55 41 38 47 57 85	+55 41 37 77 81 62	+55 41 37 77 81 14
aseidl@hsbc.com.br	roberto.t.carneiro@hsbc.com.br	alcides.ferreira@hsbc.com.br

Notes to editors:

1. HSBC Seguros (Brasil) S.A.
HSBC Seguros (Brasil) S. A. is a subsidiary of HSBC Bank (Brasil) S. A. - Banco Múltiplo, and it is part of an integrated financial services business, with a total of 896 employees at 31 December 2009. The company manufactures life, personal accident policies, capitalization and pension plans, sold through the HSBC Brazil branch network, as well as independent brokers.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 26th February, 2010